

Pricing supplement No. 29
To prospectus dated December 1, 2005,
prospectus supplement dated December 1, 2005 and
product supplement no. 30-I dated April 5, 2006

Registration Statement No. 333-130051
Dated April 13, 2006
Rule 424(b)(2)

JPMorganChase

Structured Investments

JPMorgan Chase & Co.
$6,000,000
Best of Floating Rate Notes Linked to the 2-year, 5-year and 10-year Constant Maturity U.S. Treasury Rates due October 19, 2009

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing October 19, 2009.
- Interest on the notes will be payable quarterly in arrears at a rate per annum linked to the 2-year, 5-year and 10-year Constant Maturity U.S. Treasury Rates, as described below.
- The notes are designed for investors who seek quarterly interest payments linked to the highest of the 2-year, 5-year and 10-year Constant Maturity U.S. Treasury Rates, for each quarter, over the next three and one half years and full principal protection at maturity.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on April 13, 2006 and are expected to settle on or about April 18, 2006.

Key Terms

Maturity Date:	October 19, 2009
Interest:	For each $1,000 principal amount note, the interest payment for each Interest Period will be calculated as follows: $1,000 x Interest Rate x (number of days in the Interest Period/360), where the number of days will be calculated on the basis of a year of 360 days with twelve months of thirty days each.
CMT Rate:	For each Eligible CMT Rate, the percentage equal to the yield as such rate is set forth in H.15(519) under the caption "Treasury constant maturities," as such yield is displayed on the Telerate Page 7051. For example, the percentage equal to the yield for United States Treasury securities at "constant maturity" for an original period to maturity of 2 years is the "2-year CMT Rate." We refer to such rates collectively as the "CMT Rates."
Eligible CMT Rates:	United States Treasury securities at "constant maturity" for original periods to maturity of 2 years (the "2-year CMT Rate"), 5 years (the "5-year CMT Rate") and 10 years (the "10-year CMT Rate") as determined by the calculation agent for each Interest Period.
Base Rate:	For each Interest Period, the Base Rate shall equal the greatest Eligible CMT Rate on the applicable Determination Date.
Interest Rate:	For each Interest Period, a rate equal to the Base Rate on the applicable Determination Date.
Determination Dates:	Two business days immediately prior to the beginning of the applicable Interest Period. For example, interest for the Interest Period from April 18, 2006 to July 19, 2006 is based on the greatest of the 2-year, 5-year and 10-year CMT Rates on April 13, 2006, which was the 10-year CMT Rate of 5.05%.
Interest Periods:	The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.
Interest Payment Dates:	Interest on the notes will be payable quarterly in arrears on January 19, April 19, July 19 and October 19 in each year, commencing on July 19, 2006, to and including the maturity date. If the 19th day in any January, April, July or October is not a business day, payment shall be made on the next business day immediately following such 19th day.
Payment at Maturity:	On the maturity date we will pay you the principal amount of your notes plus any accrued and unpaid interest.
CUSIP:	46625HFV7

Investing in the Floating Rate Notes involves risks. See "Risk Factors" beginning on page PS-5 of the accompanying product supplement no. 30-I and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus, and product supplement no. 30-I. Any representation to the contrary is a criminal offense.

	Price to Public	JPMSI's Commission (1)	Proceeds to Us
Per note	$1,000	$3.58	$996.42
Total	$6,000,000	$21,500	$5,978,500

(1) J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of approximately $3.58 per $1,000 principal amount note. See "Underwriting" beginning on page PS-15 of the accompanying product supplement no. 30-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

April 13, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 30-I dated April 5, 2006. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 30-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

- Product supplement no. 30-I dated April 5, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206000910/e23779_424b2.pdf

- Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

As used in this pricing supplement, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL** – You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the level of the Eligible CMT Rates. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **QUARTERLY INTEREST PAYMENTS** – The notes offer quarterly interest payments at the applicable Interest Rate. Interest, if any, will be paid quarterly in arrears on January 19, April 19, July 19 and October 19 in each year, commencing on July 19, 2006, up to and including the maturity date, to the holders of record at the close of business on the on the date 15 calendar days prior to the applicable Interest Payment Date. The quarterly interest payments will be calculated based on the greatest of the 2-year, 5-year and 10-year CMT Rates on the applicable Determination Date. For example, interest for the Interest Period from April 18, 2006 to July, 19 2006 is based on the greatest of the 2-year, 5-year and 10-year CMT Rates on April 13, 2006, which was the 10-year CMT Rate of 5.05%. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.

- **TAX TREATMENT** — You should review carefully the section "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 30-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as "variable rate debt instruments." Accordingly, interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss. Purchasers who are not initial purchasers of notes at the issue price should review the sections entitled "United States Federal Taxation—Tax Consequences to United States Holders—Original Issue Discount", "United States Federal Taxation—Tax Consequences to United States Holders—Market Discount" and "United States Federal Taxation—Tax Consequences to United States Holders—Acquisition Premium and Amortizable Bond Premium" in the accompanying prospectus supplement dated December 1, 2005 and consult their tax advisers regarding the tax consequences of an investment in the notes.

Selected Risk Considerations

- **FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES** – The rate of interest paid by us on the notes for each Interest Period will be equal to the greatest Eligible CMT Rate on the applicable Determination Date, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** – While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOUR PRINCIPAL IS PROTECTED ONLY AT MATURITY.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market for the notes, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes. If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may not be able to purchase the notes from us and your ability to sell or trade the notes in the secondary market may be limited.

- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the issuance off the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

What are the CMT Rates?

The Constant Maturity U.S. Treasury Rates for purposes of the notes are yields interpolated by the United States Department of the Treasury from its daily yield curve. That yield curve, which relates the yield on a U.S. Treasury security to its time to maturity, is based on the closing market bid yields on actively traded U.S. Treasury securities in the over-the-counter market. These market yields are calculated from composites of quotations obtained by the Federal Reserve Bank of New York. The yield values are read from the yield curve at fixed maturities. This method provides yields for a 2-year maturity, for example, even if no outstanding U.S. Treasury security has exactly 2 years remaining to maturity. For additional information about the Constant Maturity U.S. Treasury Rates, see "Description of Notes—Constant Maturity U.S. Treasury Rates" in the accompanying product supplement no. 30-I.

Historical Information

The following graphs set forth the historical values of the 2-year, 5-year and 10-year Constant Maturity Treasury Rates from January 5, 2001 through April 7, 2006. The 2-year Constant Maturity Treasury rate on April 13, 2006 was 4.96%. The 5-year Constant Maturity Treasury rate on April 13, 2006 was 4.97%. The 10-year Constant Maturity Treasury rate on April 13, 2006 was 5.05%. We obtained the 2-year, 5-year and 10-year Constant Maturity Treasury Rates and other information below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information so obtained from Bloomberg Financial Markets.

The historical data with respect to the 2-year, 5-year and 10-year Constant Maturity Treasury Rates is not necessarily indicative of the future performance of the 2-year, 5-year and/or 10-year Constant Maturity Treasury Rates. Any historical upward or downward trend in the 2-year, 5-year and/or 10-year Constant Maturity Treasury Rates during any period set forth below is not an indication that the CMT Rates are more or less likely to increase or decrease at any time during the term of the notes. No assurance can be given as to the 2-year, 5-year and/or 10-year CMT Rates on any given day, including any Determination Date.



Historical Performance of the 2-year U.S. Constant Maturity Treasury



Historical Performance of the 5-year U.S. Constant Maturity Treasury



Historical Performance of the 10-year U.S. Constant Maturity Treasury